Exhibit 18

November 16, 2009

US Dataworks, Inc.
Sugarland, Texas, Texas

Ladies and Gentlemen:

We have been furnished with a copy of the quarterly report on Form 10-Q of US Dataworks, Inc (the “Company”) for the three and six months ended September 30, 2009, and have read the Company’s statements contained in note 2 to the financial statements included therein. As stated in note 2, the Company changed its cost accumulation of cost of sales. The Company states that the accounting change is preferable in the circumstances because the change in the application of accounting principle will enable it to better reflect the costs of its five functional departments, and the overall reporting of gross profit and margins, from period to period. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the application of accounting principle was based.

We have not audited any financial statements of the Company as of any date or for any period subsequent to March 31, 2009, nor have we audited the information set forth in the aforementioned note 2 to the financial statements; accordingly, we do not express an opinion concerning the factual information contained therein.

With regard to the aforementioned change in accounting method, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management’s business judgment and planning, we concur that the newly adopted change in the application of the accounting principle is preferable in the Company’s circumstances.

Very truly yours,
/s/ Ham, Langston & Brezina, LLP